Bitwise Bitcoin ETF S-1

Exhibit 8.2

[Chapman and Cutler LLP Letterhead]

October ___, 2024

Bitwise Bitcoin ETF Bitwise Investment Advisers, LLC 250 Montgomery Street, Suite 200 San Francisco, California 94104 Attention: Katherine Dowling, Esq.	Osprey Bitcoin Trust Osprey Funds, LLC 1241 Post Road, 2nd Floor Fairfield, CT 06824 Attention: Greg King
Bitwise Investment Advisers, LLC 250 Montgomery Street, Suite 200 San Francisco, California 94104 Attention: Katherine Dowling, Esq.	Osprey Funds, LLC 1241 Post Road, 2nd Floor Fairfield, CT 06824 Attention: Greg King

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the Bitwise Bitcoin ETF, a Delaware statutory trust (the “Acquiring Fund”), and Osprey Bitcoin Trust, a Delaware statutory trust (the “Target Fund”) in connection with the acquisition of certain by the Acquiring Fund of all of the Target Fund’s Bitcoins, as well as the Target Fund’s books and records, in exchange for Buyer Shares in the Acquiring Fund pursuant to that certain Asset Purchase and Contribution Agreement dated as of August 26, 2024 (the “Agreement”), by and between the Acquiring Fund, the Target Fund, Osprey Funds, LLC, a Delaware limited liability company (the “Target Fund Sponsor”) and Bitwise Investment Advisers, LLC, a Delaware limited liability company. Terms not defined in this opinion have the meanings given to such terms in the Agreement.

Assumptions

In our examination, we have assumed the legal capacity of natural persons, the authenticity of all documents submitted to us as original, the conformity to original documents of all documents submitted to us as translations or certified or photostatic copies and the authenticity of the originals of such latter documents. We have further assumed that (i) each of the parties to the Agreement will fully comply with all of its obligations thereunder without amendment or waiver, (ii) all representations and warranties in the Agreement are true and correct as of the date of this opinion and (iii)  there are not, and will not be any, arrangements, understandings or agreements among any of the parties relating to the Purchased Coins other than those expressly set forth in the Agreement (collectively, the “Assumptions”).

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof.

Board of Trustees

October ___, 2024

Opinions

Based upon the foregoing, and subject to the discussion and limitations described below, it is our opinion that

1.	Neither the Target Fund (nor upon liquidation of the Target Fund, each of its shareholders) will be required to recognize gain or loss solely by reason of the Agreement;
2.	The Acquiring Fund is not an association taxable as a corporation for federal income tax purposes but will be classified as a grantor trust and will be governed by the provisions of subpart E of Part I of subchapter J (relating to trusts) of chapter 1 of the Code;
3.	Subject to the rules of Treas. Reg. § 1.671-5, (i) income of the Acquiring Fund will be treated as income of each shareholder of the Target Fund in proportion to their interest in the Acquiring Fund after the Closing, (ii) an item of the Acquiring Fund income will have the same character in the hands of a shareholder as it would have if the shareholder directly owned a pro rata portion of the Acquiring Fund’s assets, and (iii) subject to the rules of Treas. Reg. § 1.671-5, each shareholder will be considered to have received his or her pro rata share of income derived from each Acquiring Fund asset when such income would be considered to be received by the shareholder if the shareholder directly owned a pro rata portion of the Acquiring Fund’s assets;
4.	The Target Fund (and upon liquidation of the Target Fund, each of its shareholders) will be treated as the owner of a pro rata portion of the Acquiring Fund’s assets under the grantor trust rules of Sections 671-679 of the Code; and

5.	The tax discussion under the caption United States Federal Income Tax Consequences in the Registration Statement correctly describes the material aspects of the U.S. federal income tax treatment of the transactions to be consummated pursuant to the Agreement.

Limitations

Our opinion is based on relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the relevant authorities and law may cause the tax treatment to be materially different from that described above. Our opinion represents only our legal judgment and, unlike a tax ruling, is binding neither on the IRS nor a court of law and has no official status of any kind. The IRS or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case.

These opinions, as qualified and limited herein, are strictly limited to the Acquiring Fund, the Target Fund, and their respective investors and applying the Assumptions above for U.S. federal income tax purposes, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

This opinion is limited in scope. There may be material issues affecting the transaction that are not discussed herein. This opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on the taxpayer unless the issues are specifically addressed by the opinion.

Sincerely,

Chapman and Cutler llp

PDC/H_M